Exhibit 99.1
AURORA METALS (BVI) LIMITED

NEWS RELEASE 02-2008	April 15, 2008

Trading Symbol:
CUSIP No.: G0630P105	OTC BB: AURMF

NEWS RELEASE

AURORA METALS (BVI) LIMITED ANNOUNCES LAWSUIT SETTLEMENT AGREEMENT WITH TREND MINING COMPANY

Road Town, Tortola, British Virgin Islands, - April 15, 2008 - (OTC BB: “AURMF”) Aurora Metals (BVI) Limited (the “Company”, “Aurora Metals”) is pleased to announce that it has entered a settlement agreement (the “Settlement Agreement”) with Trend Mining Company (“Trend”) regarding the lawsuit filed in the Montana 22nd Division District Court and the Joint Venture Agreement between the Company and Trend on the Company’s Montana properties.  The Company filed the lawsuit to obtain a judicial confirmation that the Joint Venture Agreement was terminated and to quiet title to the properties in the Company.

Pursuant to the Settlement Agreement Trend has agreed that the Joint Venture Agreement has been terminated and Trend has released any claim of interest in and to the Company’s property.  The pending litigation on the Joint Venture Agreement and the properties will be dismissed and deemed fully and finally settled.

Cameron Richardson, President and CEO of Aurora Metals, commented, “We are pleased to have resolved the litigation and to quiet title to the properties.”

Aurora Metals is a mineral exploration and resource-related company focusing on the exploration and development of its Montana properties. Aurora Metals stock trades under the symbol “AURMF” on the OTC Bulletin Board in the United States of America.

For further Information, please contact Cameron Richardson
Phone:  1 (604) 617-3168
Email:  c.richardson@telus.net

ON BEHALF OF THE BOARD

“Cameron Richardson”

Cameron Richardson
President, CEO and Director

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains statements that plan for or anticipate the future, called "forward-looking statements." In some cases, you can identify forward-looking statements by terminology such as "may," "will," “should,” “could,” “expects,” "plans,"  "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those terms and other comparable terminology.

These forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements about: our market opportunity; revenue generation; our strategies; competition; expected  activities  and expenditures as we pursue our business plan; the adequacy of  our  available  cash  resources; our ability to acquire properties on commercially viable terms; challenges to our title to our properties; operating or technical difficulties in connection with our exploration and development activities; currency fluctuations; fluctuating market prices for precious and base medals; the speculative nature of precious and base medals exploration and development activities; environmental risks and hazards; governmental regulations; and conduct of operations in politically and economically less developed areas of the world.

Many of these contingencies and uncertainties can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us.  Forward-looking statements are not guarantees of future performance.  All of the forward-looking statements made in this press release are qualified by these cautionary statements.  Specific reference is made to our most recent annual report on Form 20-F and other filings made by us with the United States Securities and Exchange Commission for more detailed discussions of the contingencies and uncertainties enumerated above and the factors underlying the forward-looking statements. These reports and filings may be inspected and copied at the Public Reference Room maintained by the U.S. Securities & Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about operation of the Public Reference Room by calling the U.S. Securities & Exchange Commission at 1-800-SEC-0330.  The U.S. Securities & Exchange Commission also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the U.S.  Securities & Exchange Commission at http://www.sec.gov.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

This press release is for informational purposes only and is not and should not be construed as an offer to solicit, buy, or sell any security.